Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-188817

Dated March 30, 2015

Relating to Preliminary Prospectus

Dated March 30, 2015

PRICING TERM SHEET

GasLog Ltd.

8.75% Series A Cumulative Redeemable Perpetual Preference Shares,
Liquidation Preference $25.00 per share

March 30, 2015

Issuer:	GasLog Ltd.

Securities Offered:	8.75% Series A Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share, liquidation preference $25.00 per share (the “Series A Preference Shares”)

Offering Size:	4,000,000 Series A Preference Shares ($100,000,000 aggregate liquidation preference) (or 4,600,000 Series A Preference Shares ($115,000,000 aggregate liquidation preference) if the underwriters exercise their option to purchase additional Series A Preference Shares in full)

Option to Purchase Additional Shares:	The underwriters have been granted a 30-day option to purchase up to an additional 600,000 Series A Preference Shares solely to cover over-allotments, if any.

Issue Price:	$25.00 per Series A Preference Share

Net Proceeds to Issuer, before expenses:	$96,850,000 (or $111,377,500 if the underwriters exercise their option to purchase additional Series A Preference Shares in full)

Maturity Date:	Perpetual

Trade Date:	March 30, 2015

Settlement Date:	April 7, 2015 (T+5)

Conversion; Exchange and Preemptive Rights:	Will not have any conversion or exchange rights or be subject or entitled to preemptive rights

Dividend Payment Dates:	Quarterly on January 1, April 1, July 1 and October 1, commencing July 1, 2015 (each, a “Dividend Payment Date”)

Dividends:	Will accrue and be cumulative from the date the Series A Preference Shares are originally issued and will be payable on each Dividend Payment Date, when, as and if declared by Issuer’s board of directors

Dividend Rate:	8.75% per annum per $25.00 liquidation preference per Series A Preference Share (equal to $2.18750 per annum per Series A Preference Share)

Optional Redemption:	At any time on or after April 7, 2020, the Issuer may redeem, in whole or from time to time in part, the Series A Preference Shares at a redemption price of $25.00 per Series A Preference Share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared.

Day Count:	30/360

Ratings:	The Series A Preference Shares will not be rated by any Nationally Recognized Statistical Rating Organization.

CUSIP/ISIN:	G37585 117 / BMG375851174

Joint Bookrunners:	UBS Securities LLC Morgan Stanley & Co. LLC Stifel, Nicolaus & Company, Incorporated

Joint Lead Manager:	Credit Suisse Securities (USA) LLC

Listing:	The Issuer intends to file an application to list the Series A Preference Shares on The New York Stock Exchange (the “NYSE”). If the application is approved, trading of the Series A Preference Shares on the NYSE is expected to begin within 30 days after the original issue date of the Series A Preference Shares. The underwriters have advised us that they intend to make a market in the Series A Preference Shares prior to commencement of any trading on the NYSE. However, the underwriters will have no obligation to do so, and no assurance can be given that a market for the Series A Preference Shares will develop prior to commencement of trading on the NYSE or, if developed, that it will be maintained.

ADDITIONAL INFORMATION:

All information (including financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Series A Preference Shares and is not soliciting an offer to buy the Series A Preference Shares in any jurisdiction where the offer or sale is not permitted.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling UBS Securities LLC at 1-888-827-7275, Morgan Stanley & Co. LLC at 1-866-718-1649 or Stifel, Nicolaus & Company, Incorporated at 1-855-300-7136.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.